Exhibit 4.37
English Translation for Reference
FORM OF IT PLATFORM SERVICE AGREEMENT
Party A:                      (hereinafter referred to as “Party A”)
Party B: Litian Zhuoyue Software (Beijing) Co., Ltd. (hereinafter referred to as “Party B”)
Pursuant to the requirements of the Contract Law of the People’s Republic of China and other relevant laws and regulations, and based on the principles of equality and mutual benefit, Party A and Party B hereby enter into this Agreement in respect of the service of system platform and jointly observe the following terms:
1.	Service items

During the term of the system platform service, Party A shall be entitled to the following services:
(1)
Service for the provision of spaces: Party B shall provide spaces for system operation and data storage to Party A’ s system platform so as to ensure the smooth operation of Party A’ s system within reasonable space;

(2)
Data maintenance service: It shall include the daily maintenance and backup of data, as well as the specific data maintenance service provided by Party B’ s specialists with expertise in technologies in connection with any data errors caused by Party A due to whatever reasons during its use of the system platform.

(3)
Service in relation to the system safety and efficiency: Party B shall provide operation and maintenance services for the operating system, high availability cluster multi-processing (HACMP), database, middleware and backup software on which the platform system of the customer runs in order to improve the safety, stability, efficiency and rationality of the system platform of Party A;

(4)	On-site support service: Party A may enjoy on-site support service provided by the technical advisors of Party B;
(5)
Software maintenance of the system platform: It shall include maintenance services, such as optimizing some functions of the system, adding minor functions and making minor adjustments to the operation and operating process etc.

2.	Term of service
The term for the operation service provided by Party B to Party A shall commence from January 2011 and end in December 2011. After the expiration of the term of service, Party A shall execute a separate IT platform service agreement if it still requires such service.
3.	Service fees
The system platform service fees shall be charged at 15% of the monthly operating revenue of Party A.

4.	Settlement of service fees
Party B shall confirm the service fees with Party A at the end of each month in accordance with the charge rate set forth herein, and Party A shall provide the Service Fees Confirmation, which shall then be signed by both parties for confirmation.
5.	Payment method
Party A shall pay the system platform service fees to Party B once at the end of each quarter.
6.	Liabilities of Party A
1.
Party A shall ensure the use and management of the system platform. It shall also ensure the safety of the permitted operation environment (including computers, printers and other related hardware equipments), which will provide a safeguard for the normal operation of the system platform;

2.	Party A shall regularly back up any data in the system and keep them properly;
3.	When Party B provides the system platform service, Party A shall designate its employees to cooperate with Party B and provide necessary equipment according to the requirements of Party B;
4.	When Party B completes the system platform service, Party A shall cooperate with Party B to check if the operation of the system is normal.
7.	Liabilities of Party B
Party B shall provide the service for the system platform to Party A in accordance this Agreement.
8.	Amendment, termination and discharge of this Agreement
1.	After this Agreement comes into effect, neither party shall at its own discretion amend, terminate and discharge this Agreement without a unanimous agreement between the parties through consultation.
2.	This Agreement may be amended or discharged after a unanimous agreement is made by the parties through consultation, and a supplemental agreement shall be signed in respect thereof.
9.	Liabilities for breach
1.
After this Agreement comes into effect, Party A and Party B shall fully perform their respective obligations hereunder. Any party who breaches this Agreement shall indemnify the other party against all losses resulting from such breach.

2.	If Party A fails to pay the contractual sum of this Agreement as scheduled, Party B shall be entitled to request Party A to make such payment at once.

10.	Miscellaneous
1.
Any disputes between Party A and Party B in connection with this Agreement shall be settled by both parties hereto through consultation, and if no settlement can be reached through consultation, any party may bring a legal action in the court at the place where the defendant is domiciled and the disputes shall be judged pursuant to the laws of the PRC.

2.	This Agreement shall become effective once it is signed or sealed by the legal representative or authorized representative of the parties.
3.	This Agreement is executed in two originals, with each of Party A and Party B holding one original.

Party A:	Party B: Litian Zhuoyue Software (Beijing) Co., Ltd.

Representative:	Representative:

Date: _____(mm)_____(dd)_____(yy)	Date: _____(mm)_____(dd)_____(yy)